

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

Via E-mail
Mr. James J. McEntee, III
Chief Financial Officer and Chief Operating Officer
Fintech Acquisition Corp.
712 Fifth Avenue
12th Floor
New York, NY 10019

> **Re:** **Fintech Acquisition Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted on September 15, 2014**
> **File No. 377-00783**

Dear Mr. McEntee:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.  We note numerous blank spaces throughout the prospectus and have not filed certain exhibits. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2.  Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

3.      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.      Please provide us with copies of your artwork prior to circulating preliminary prospectuses.  Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.  See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

Summary Financial Data, page 19

5.      Please remove the "As Adjusted" financial information from your summary financial data.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

Mr. James J. McEntee, III
Fintech Acquisition Corp.
October 6, 2014
Page 3

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director